EXHIBIT 99.1



Cleco Corporation
2030 Donahue Ferry Road
PO Box 5000
Pineville, LA 71361-5000
Tel 318 484-7400
www.cleco.com

NEWS RELEASE

Investor Contacts:
Cleco Corporation:
Keith Crump
(318) 484-7719
Ryan Gunter
(318) 484.7724
Rodney Hamilton
(318) 484-7593

Analyst Inquiries:
Dresner Companies
Kristine Walczak
(312) 780-7205

Media Contact:
Cleco Corporation:
Michael Burns
(318) 484-7673

For Immediate Release

Cleco Corp. Reports Full-Year 2006 Earnings
Issues Guidance for 2007

PINEVILLE, La., Feb. 27, 2007 - Cleco Corp. (NYSE: CNL) today reported 2006 net income applicable to common stock of $72.9 million. Excluding $108.0 million of 2005 Perryville-related net income, 2006 net income was essentially equivalent to net income recorded in 2005.

On an earnings per share (EPS) basis, Cleco recorded earnings of $1.36 per diluted share, down $0.06 per share from the $1.42 per share recorded in 2005, excluding Perryville-related results of $2.11 per diluted share.

Earnings for 2006 were diluted $0.07 per share by the August issuance of 6.9 million shares of common stock, the net proceeds of which will be used to fund a portion of Rodemacher Unit 3 construction costs.

Excluding 2005 Perryville-related results, 2006 net income improved both at Cleco Power LLC (Cleco Power) and corporate but was partially offset by lower net income at Cleco Midstream Resources LLC (Cleco Midstream).

For the quarter, Cleco recorded net income of $10.8 million, up $9.1 million compared to the fourth quarter of 2005. Earnings for the fourth quarter of 2006 were $0.19 per diluted share, up $0.16 compared to $0.03 per diluted share recorded in the fourth quarter of 2005. The change was driven in part by increased earnings at Cleco Power, as well as higher corporate results.

"We are pleased with the progress thus far on our strategy to diversify our fuel mix and create a foundation for the long-term growth of the company. We are headed into the second year of construction on our $1 billion solid-fuel unit at Rodemacher Power Station, and while it is still early, we are on schedule to have the unit operational in late 2009," Cleco President and CEO Michael Madison said.

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Consolidated Diluted Earnings Per Share Allocated to Subsidiaries

Subsidiary	Diluted EPS Three Months Ended Dec. 31	
	2006	**2005**
Cleco Power LLC	$0.22	$0.14
Cleco Midstream Resources LLC (excluding Perryville for 2005)	(0.14)	(0.11)
Corporate and Other[1]	0.11	--
Earnings excluding Perryville	**$0.19**	**$0.03**
Earnings from 2005 Perryville reconsolidation	--	--
Earnings applicable to common stock	**$0.19**	**$0.03**

Subsidiary	Diluted EPS Twelve Months Ended Dec. 31	
	2006	**2005**
Cleco Power LLC	$1.21	$1.15
Cleco Midstream Resources LLC (excluding Perryville for 2005)	(0.04)	0.28
Corporate and Other[1]	0.19	(0.01)
Earnings excluding Perryville	**$1.36**	**$1.42**
Earnings from 2005 Perryville reconsolidation	--	2.11
Earnings applicable to common stock	**$1.36**	**$3.53**

_____

[1]Includes dividends on preferred stock

Results for Fourth Quarter 2006:

Major Reconciling Items for Fourth-Quarter EPS 2006 vs. 2005:

$0.03	**2005 Fourth-Quarter Diluted EPS**
0.05	Higher Cleco Power nonfuel revenue
(0.01)	Energy hedging, net
0.07	Lower Cleco Power nonfuel expenses
(0.03)	Effect of increased number of outstanding shares
(0.03)	Lower Cleco Midstream contribution
0.11	Higher corporate results
$0.19	**2006 Fourth-Quarter Diluted EPS**

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Cleco Power LLC

Cleco Power's 2006 fourth-quarter earnings were $0.08 per share higher than in the fourth quarter of 2005.

Overall, nonfuel revenue increased $0.05 per share in the quarter-to-quarter comparison with 2005.

- The collection of a storm cost recovery surcharge contributed $0.06 per share to fourth quarter 2006 results. The collection began in May 2006 after the Louisiana Public Service Commission approved an interim storm cost recovery plan.

- Lower kilowatt-hour sales resulted in a $0.01 per share decrease. Fourth quarter 2006 kilowatt-hour sales were down 1.8 percent from the same period a year ago largely due to milder weather affecting residential, other retail, and wholesale customers but was partially offset by stronger kilowatt-hour sales to commercial and industrial customers, as well as a wholesale contract that began in January 2006. Cooling degree-days were approximately 4 percent above normal, but fell 22 percent below 2005 fourth quarter levels. Heating degree-days for the quarter were about 5 percent below normal and 9 percent below 2005 fourth quarter levels.

(Million kWh)	For the three months ended Dec. 31		
	2006	**2005**	**Change**
Electric Sales			
Residential	792	820	(3.4)%
Commercial	580	455	27.5%
Industrial	762	715	6.6%
Other retail	32	156	(79.5)%
Total retail	2,166	2,146	0.9%
Sales for resale	89	142	(37.3)%
Unbilled	(46)	(38)	(21.1)%
Total retail and wholesale customer sales	**2,209**	**2,250**	**(1.8)%**

Results of energy hedging, net were down $0.01 per share compared to fourth quarter 2005.

- The $0.01 per share decrease was the result of 2006 mark-to-market losses on energy hedging positions tied to a fixed-price wholesale contract as compared to mark-to-market gains in the same period of 2005.

Nonfuel expenses were down $0.07 per share compared to the same quarter of 2005.

- A $0.05 per share decrease was due to the reclassification of 2005 storm labor costs from the storm reserve to expense in 2005, and a $0.01 decrease came from the transfer of storm costs from expense to a regulatory asset in 2006. Partially offsetting these items was a $0.02 per share increase in salaries and benefits, and a $0.01 increase in production expenses.

- Storm amortization costs increased expenses by $0.04 per share, and depreciation of routine property, plant and equipment additions increased expenses by $0.01 per share.

--more--

.   Interest expense, net increased $0.02 per share primarily due to a full quarter of interest expense on Senior Notes issued in November 2005.

.   Capacity payments were $0.01 per share lower primarily due to the March termination of a 2006 power purchase agreement with Calpine Energy Services, offset by a $0.01 per share increase in non-recoverable fuel and purchased power for a fixed-price wholesale contract that began in January 2006.

.   AFUDC (allowance for funds used during construction) associated with the Rodemacher project contributed $0.05 per share.

.   Income tax benefits mainly due to tax reserve adjustments related to favorable settlements of federal and state income tax audits and appeals and the permanent flow-thru of AFUDC equity contributed $0.05 per share. Lower ad valorem taxes contributed $0.01 per share.

Other:

- The issuance of 6.9 million shares of common stock in August 2006 resulted in a $0.03 per share dilution.

Cleco Midstream Resources LLC

Cleco Midstream's earnings were down $0.03 per share in the fourth quarter of 2006 compared to the fourth quarter of 2005 primarily due to a $0.02 lower contribution from Acadia and a $0.01 per share lower contribution from Evangeline.

Other

Corporate earnings increased $0.11 per share in the quarter-to-quarter comparison. The increase was due to $0.07 per share in proceeds from corporate-owned life insurance policies, $0.03 per share of higher interest income and $0.02 per share of lower income taxes, partially offset by a $0.01 per share increase in other expenses.

Results for 12 Months ended Dec. 31, 2006:

Major Reconciling Items for 12 Months ended Dec. 31 EPS 2006 vs. 2005:

$3.53	**12 Months ended Dec. 31, 2005, Diluted EPS**
(2.11)	Less: Impact of Perryville transactions
$1.42	
0.34	Higher Cleco Power nonfuel revenue
(0.12)	Energy hedging, net
(0.06)	Higher Cleco Power nonfuel expenses
(0.03)	Gain on 2005 sale of Cleco Power distribution assets
(0.07)	Effect of increased number of outstanding shares
(0.32)	Lower Cleco Midstream contribution
0.20	Higher corporate results
$1.36	**2006 Diluted EPS**

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Cleco Power

For 2006, Cleco Power's earnings were $1.21 per share, up $0.06 per share from 2005 results.

Overall, nonfuel revenue increased $0.34 per share compared to 2005 results.

. Kilowatt-hour sales were $0.05 per share higher, primarily due to higher retail kilowatt-hour sales and sales to a fixed-price wholesale contract which began in January 2006, partially offset by lower municipal sales. Cooling degree-days were down 5 percent in 2006 compared to 2005 but were 10 percent above normal. Heating degree-days were 6 percent down compared to 2005 levels and 22 percent below normal. Retail kilowatt-hour sales were higher in 2006, despite milder weather due to the outages in 2005 from hurricanes Katrina and Rita, as well as stronger sales to commercial and industrial customers.

(Million kWh)	For the 12 months ended Dec. 31		
	2006	**2005**	**Change**
Electric Sales			
Residential	3,552	3,516	1.0%
Commercial	2,109	1,838	14.7%
Industrial	2,963	2,861	3.6%
Other retail	412	610	(32.5)%
Total retail	9,036	8,825	2.4%
Sales for resale	480	552	(13.0)%
Unbilled	7	18	(61.1)%
Total retail and wholesale customer sales	**9,523**	**9,395**	**1.4%**

. The collection of a storm cost recovery surcharge, which began in May 2006, increased revenue $0.19 per share.

. Reversal of previous accruals for rate refund cycles 2002 through 2006 resulted in a $0.07 per share increase.

. Higher customer service fees and other miscellaneous revenue increased $0.03 per share compared to 2005.

Results of energy hedging, net were lower compared to 2005.

. Mark-to-market losses on energy hedging positions tied to a fixed-price wholesale contract compared to mark-to-market gains in 2005 resulted in a $0.12 per share decline in earnings.

Nonfuel expenses were up $0.06 per share compared to 2005.

. Lower capacity payments primarily due to the March termination of the 2006 power purchase agreement with Calpine contributed $0.03 per share, offset by an $0.08 per share increase in non-recoverable fuel and purchased power for a fixed-price wholesale contract that began in January 2006.

. An $0.08 per share decrease was due to the transfer of storm costs from expense to a regulatory asset in 2006, and a $0.05 per share decrease was due to the reclassification of 2005 storm labor costs from the storm reserve to expense in 2005. Partially offsetting these decreases were a $0.04 per share increase in salaries and professional fees, and $0.02 per share of higher miscellaneous expenses.

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- Amortization of deferred storm costs increased expense $0.15 per share, and depreciation expense from routine property, plant and equipment additions increased $0.03 per share.

- Interest expense, net was up $0.06 per share primarily due to higher debt levels outstanding on Senior Notes issued in November of 2005.

- Higher AFUDC, primarily related to construction of Rodemacher Unit 3, provided an increase in earnings of $0.09 per share.

- Income tax benefits mainly due to tax reserve adjustments related to favorable settlements of federal and state income tax audits and appeals and the permanent flow-thru of AFUDC equity contributed $0.06 per share. Lower ad valorem taxes contributed $0.01 per share compared to the same period of 2005.

Other:

Cleco Power's earnings decreased $0.03 per share due to the absence of the 2005 sale of distribution assets.

Finally, Cleco Power's 2006 earnings were reduced $0.07 per share resulting from an increase in the number of outstanding shares of common stock.

Cleco Midstream

Cleco Midstream recorded a loss of $0.04 per share for 2006. Excluding 2005 Perryville-related results of $2.11 per share, earnings were down $0.32 per share compared to 2005.

Evangeline's results were down $0.13 per share from 2005. The primary factors for the decrease were $0.05 per share due to higher turbine maintenance costs associated with higher plant run times, $0.03 per share related to prior year adjustments related to fixed asset accounting and depreciation, $0.03 per share associated with tax true-ups, and $0.02 per share of miscellaneous items.

Acadia recorded a loss of $0.12 per share for 2006 compared to earnings of $0.10 recorded in 2005. The primary reasons for the loss were the suspension of the Calpine tolling agreements and higher interest expense, partially offset by revenue from merchant energy sales and $0.17 per share from the drawdown on a $15 million letter of credit.

The Perryville and Attala transmission assets contributed an additional $0.03 per share to 2006 results.

Other

Corporate and other posted a $0.20 per share higher contribution than in 2005. Contributing to this increase were $0.08 of higher interest income from Acadia, $0.07 of lower interest expense primarily due to the repayment of senior notes in 2005, $0.06 in proceeds from corporate-owned life insurance policies, and a $0.01 decrease in income taxes, partially offset by a $0.02 per share increase in other expenses.

--more--

2007 Outlook:

Strategic Update

"I am pleased to say that construction on our Rodemacher project remains on schedule and on budget. Construction on our Rodemacher project will accelerate this year with estimated 2007 capital expenditures on the project totaling approximately $440 million, including approximately $25 million of AFUDC," Madison said.

"To address our anticipated short-term capacity needs for 2008, we recently issued a one-year request for proposals (RFP) for up to 350 MW of short-term baseload, intermediate, and peaking. Looking farther ahead, we have started an internal assessment of our resource planning needs in preparation for issuing a long-term RFP in mid-2007. Both Cleco Power self-build proposals and market proposals will have an opportunity to bid into the process. Our target is to select a short-list from the bids received by mid-2008," Madison said.

Storm Cost Recovery

Madison continued, "We continue to move forward in finalizing the amount of recoverable costs related to 2005 hurricanes Katrina and Rita. This month we agreed on a settlement term sheet with the Louisiana Public Service Commission (LPSC) staff whereby we will recover essentially all restoration costs. We anticipate approval of the settlement by the LPSC during the second quarter of 2007. We hope to securitize those costs, as well as $50 million dedicated to a restricted storm reserve for future storms, in late 2007."

Acadia Issues:

Madison stated, "We have actively pursued the resolution of issues surrounding the Calpine bankruptcy and its effect on the Acadia project. We are hopeful that we will be in a position very soon to announce how Cleco will maintain the value we've built in the asset as well as capture the value of the Calpine tolling agreements."

2007 Earnings Guidance:

"We are targeting consolidated 2007 earnings in the range of $1.20 to $1.30 per share," Madison said. "Our 2007 earnings estimate includes Cleco Power results of $1.25 to $1.35 per share, a Midstream loss of $0.15 per share, and corporate results of $0.10 per share.

"Cleco Power's earnings estimate assumes normal weather, 2007 capital expenditures of about $440 million (including AFUDC) on the Rodemacher project, and the continuation of our current rate plan. The 2007 target includes approximately $0.50 per share of AFUDC equity income, an approximate $0.40 per share increase from 2006. Offsetting that positive effect are several items that will exert downward pressure on 2007 profitability: the absence of the 2006 benefits from settlement of the 2001-2003 rate stabilization plan filings, the absence of the 2006 reclassification of storm expense to a regulatory asset, increased expense for Electric Reliability Organization compliance, increased transmission expense due to the December 2006 expiration of a 1955 transmission coordination agreement, expenses for a major planned outage at one of our generation facilities, and dilution from the 2006 issuance of 6.9 million shares of common stock.

--more--

"Midstream's earnings estimate assumes continued performance by Evangeline's tolling counterparty and is based on assumptions about Acadia's plant operations and market conditions. The 2007 target is lower than 2006 results, since 2007 will not benefit from the $0.17 per share drawdown on the Acadia letter of credit. The 2007 target does not include any assumptions concerning restructuring of the Acadia partnership or resolution of Acadia's claim in the Calpine bankruptcy. Any earnings effects from resolution of these issues will be added to guidance once they are known.

"Another factor to remember in comparing 2007 estimates to 2006 results was the receipt of corporate-owned life insurance policies which contributed $0.06 per share in 2006," Madison said.

"Earnings for 2007 through 2009 not only will be influenced by the Rodemacher construction but will be affected by increasing costs of providing service," Madison continued. "Despite rising costs, we have committed to maintaining Cleco Power's base rates at current levels until the new unit is complete. In 2008 we will begin a rate case not only to determine how we will recover our investment in Rodemacher 3 but also to re-set base rates based on current cost levels. So, although we will strive for increased profitability over the next three years, our primary focus is the ultimate optimization of customer costs as well as the maximization of the company's earnings potential once the unit is complete."

Cleco management will discuss the company's annual and fourth quarter 2006 results during a conference call scheduled for 11 a.m. EST (10 a.m. CST) Wednesday, February 28, 2007. The call will be broadcast live on the Internet, and replays will be available for 12 months. Investors may access the webcast through the company's Web site at www.cleco.com by selecting "For Investors" and then "Cleco Corporation Fourth-Quarter 2006 Earnings Conference Call."

Cleco Corp. is a regional energy company headquartered in Pineville, La. It operates a regulated electric utility company that serves 268,000 customers across Louisiana. Cleco also operates a wholesale energy business with approximately 1,350 megawatts of generating capacity. For more information about Cleco, visit www.cleco.com.

Financial tables follow:

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CLECO CORPORATION
CONSOLIDATED STATEMENTS OF INCOME
(Thousands, except share and per share amounts)
(UNAUDITED)

For the three months ended Dec. 31,		2006		2005
Operating revenue				
Electric operations	$	222,628	$	259,887
Other operations		8,065		9,217
Affiliate revenue		1,199		1,391
Gross operating revenue		231,892		270,495
Electric customer credits		310		(221)
Operating revenue, net		232,202		270,274
Operating expenses				
Fuel used for electric generation		78,470		80,776
Power purchased for utility customers		68,285		107,403
Other operations		22,600		22,977
Maintenance		11,078		13,670
Depreciation		19,865		15,271
Taxes other than income taxes		9,515		10,423
Total operating expenses		209,813		250,520
Operating income		22,389		19,754
Interest income		3,235		2,323
Allowance for other funds used during construction		3,548		245
Equity income from investees		(6,351)		(3,418)
Other income		6,483		1,121
Other expense		(2,910)		(1,285)
Interest charges				
Interest charges, including amortization of debt expenses, premium and discount, net of capitalized interest		13,443		8,854
Allowance for borrowed funds used during construction		(1,311)		(201)
Total interest charges		12,132		8,653
Income from continuing operations before income taxes		14,262		10,087
Federal and state income tax expense		3,126		7,839
Income from continuing operations		11,136		2,248
Discontinued operations				
Income (loss) from discontinued operations, net of tax		75		(104)
Total income (loss) from discontinued operations		75		(104)
Net income		11,211		2,144
Preferred dividends requirements, net		425		490
Net income applicable to common stock	$	10,786	$	1,654

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CLECO CORPORATION
CONSOLIDATED STATEMENTS OF INCOME (Continued)
(Thousands, except share and per share amounts)
(UNAUDITED)

For the three months ended Dec. 31,		2006		2005
Average shares of common stock outstanding				
Basic		57,202,384		49,615,708
Diluted		59,460,959		49,928,179
Basic earnings per share				
From continuing operations	$	0.19	$	0.03
Net income applicable to common stock	$	0.19	$	0.03
Diluted earnings per share				
From continuing operations	$	0.19	$	0.03
Net income applicable to common stock	$	0.19	$	0.03
Cash dividends paid per share of common stock	$	0.225	$	0.225

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CLECO CORPORATION
CONSOLIDATED STATEMENTS OF INCOME
(Thousands, except share and per share amounts)

For the 12 months ended Dec. 31,		2006		2005
Operating revenue				
Electric operations	$	959,393	$	874,557
Other operations		30,233		38,710
Affiliate revenue		6,356		7,879
Gross operating revenue		995,982		921,146
Electric customer credits		4,693		(992)
Operating revenue, net		1,000,675		920,154
Operating expenses				
Fuel used for electric generation		265,450		197,915
Power purchased for utility customers		374,712		372,844
Other operations		90,661		91,951
Maintenance		40,082		46,517
Depreciation		74,975		60,330
Taxes other than income taxes		39,888		41,069
Gain on sales of assets		(71)		(2,206)
Total operating expenses		885,697		808,420
Operating income		114,978		111,734
Interest income		10,452		5,310
Allowance for other funds used during construction		7,779		2,349
Equity income from investees		24,452		218,441
Other income		7,412		4,567
Other expense		(4,083)		(2,937)
Interest charges				
Interest charges, including amortization of debt expenses, premium and discount, net of capitalized interest		47,116		41,438
Allowance for borrowed funds used during construction		(2,845)		(903)
Total interest charges		44,271		40,535
Income from continuing operations before income taxes		116,719		298,929
Federal and state income tax expense		42,049		115,951
Income from continuing operations		74,670		182,978
Discontinued operations				
Loss from discontinued operations, net of tax		(79)		(334)
Total loss from discontinued operations		(79)		(334)
Net income		74,591		182,644
Preferred dividends requirements, net		1,735		1,865
Net income applicable to common stock	$	72,856	$	180,779

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CLECO CORPORATION
CONSOLIDATED STATEMENTS OF INCOME (Continued)
(Thousands, except share and per share amounts)

For the 12 months ended Dec. 31,		2006		2005
Average shares of common stock outstanding				
Basic		52,751,021		49,486,790
Diluted		55,028,211		51,760,220
Basic earnings per share				
From continuing operations	$	1.36	$	3.54
Net income applicable to common stock	$	1.36	$	3.54
Diluted earnings per share				
From continuing operations	$	1.36	$	3.53
Net income applicable to common stock	$	1.36	$	3.53
Cash dividends paid per share of common stock	$	0.900	$	0.900

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CLECO CORPORATION
CONSOLIDATED BALANCE SHEETS
(Thousands)

	At Dec. 31, 2006	At Dec. 31, 2005
Assets		
Current Assets		
Cash and cash equivalents	$ 192,471	$ 219,153
Accounts receivable, net	79,048	89,750
Other current assets	265,789	125,565
Total Current Assets	537,308	434,468
Property, plant and equipment, net	1,304,887	1,188,703
Equity investment in investees	307,136	317,762
Prepayments, deferred charges and other	311,773	208,555
Total Assets	$ 2,461,104	$ 2,149,488
Liabilities		
Current Liabilities		
Long-term debt due within one year	$ 50,000	$ 40,000
Accounts payable	151,653	147,899
Other current liabilities	186,858	106,205
Total Current Liabilities	388,511	294,104
Deferred credits and other liabilities	557,031	539,478
Long-term debt, net	619,341	609,643
Total Liabilities	1,564,883	1,443,225
Shareholders' Equity		
Preferred stock	20,092	20,034
Common shareholders' equity	885,439	690,359
Other comprehensive income	(9,310)	(4,130)
Total Shareholders' Equity	896,221	706,263
Total Liabilities and Shareholders' Equity	$ 2,461,104	$ 2,149,488

Please note: In addition to historical financial information, this news release contains forward-looking statements about future results and circumstances, including, without limitation, regarding the Rodemacher Unit 3 project and earnings guidance. There are many risks and uncertainties with respect to such forward-looking statements, including the weather and other natural phenomena, state and federal legislative and regulatory initiatives, the timing and extent of changes in commodity prices and interest rates, the operating performance of Cleco Power's and Cleco Midstream's facilities, the financial condition of the company's tolling agreement counterparties, the performance of the tolling agreements by such counterparties, the resolution of claims arising from the Calpine bankruptcy, construction and operational startup of the new unit at Rodemacher Power Station, and other risks and uncertainties more fully described in the company's latest Annual Report on Form 10-K. Actual results may differ materially from those indicated in such forward-looking statements.

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